

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 17, 2017

George S. Glyphis
Chief Financial Officer
Centennial Resource Development, Inc.
1401 Seventeenth Street, Suite 1000
Denver, CO 80202

> **Re:** **Centennial Resource Development, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 19, 2017**
> **File No. 001-37697**

Dear Mr. Glyphis:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources